EXHIBIT 12

PENHALL INTERNATIONAL CORP. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	FISCAL YEAR ENDED JUNE 30,
	2001	2002	2003	2004	2005

Earnings (loss) before income taxes	$9,159	$(2,473)	$(9,361)	$(7,985)	$(5,067)
Fixed charges - interest expense (1)	15,624	14,747	14,839	14,645	19,568

	$24,783	$12,274	$5,478	$6,660	$14,501
Ratio of earnings to fixed charges	1.6 to 1	.8 to 1	.4 to 1	.5 to 1	.7 to 1

Coverage deficiency	$—	$2,473	$9,361	$7,985	$5,067

(1)  Fixed charges - interest expense includes a component for interest computed on rent expense that approximates 30% of the total rent expense for each period presented.